Via EDGAR Transmission

July 11, 2024

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBAL-SMART.TECH

Amendment No. 2 to Registration Statement on Form S-1

Filed February 15, 2024

File No. 333-267740

Ladies and Gentlemen:

Set forth below are the responses of Global-Smart.Tech (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2024, with respect to the Company’s Registration Statement on Form S-1, File No. 333-267740, initially filed with the Commission on February 15, 2024 (the “Form S-1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Glossary of Terms and Abbreviations, page 9

1.	Please revise this section to include the key terms that are applicable to your new business operations.

Response:

The Company has revised the section.

Prospectus Summary

Overview, page 11

2.	You disclose here that you were initially established with a primary focus on leasing power to clients and that you have "expanded" to incorporate cloud rendering services. On page 42, you indicate that you initially focused on mining operations, but you have decided to "switch" to the new business of cloud rendering. In the discussions of your business operations throughout your registration statement, please clarify what your activities have been and what you intend for them to be in the near future, including whether you intend to continue pursuing a business in leasing power or mining crypto assets. In this regard, we note various references to the crypto asset industry that remain in your prospectus.

Response:

The Company has updated the requested provision.

3.	We note your response to comment 5 that you have "no plans to pursue cryptocurrency mining." Please revise your registration statement to include this disclosure and clarify what crypto mining and power leasing activities have occurred, if any. In addition, disclose when this transition occurred, what steps you have taken to wind down your business operations in crypto mining, and whether you have disposed of, or still own, any crypto assets or related crypto mining equipment, identifying them.

Response:

The Company has updated the requested provision.

4.	We note your disclosure that your "core strengths lie in possessing video cards and equipment." Please specify the type of other "equipment" that you possess, how many video cards and other types of equipment you possess, how you can use the video cards and equipment to provide cloud rendering services, and whether additional equipment or capabilities are required to be able to offer cloud rendering services.

Response:

The Company has disclosed the information. Utilizing our existing equipment for cloud rendering ensures efficient resource allocation and maximizes profitability. This foundation allows us to deliver cloud rendering capabilities effectively.

Please refer to the sections Business, Property and Equipment, and Third-Party Agreements.

Risk Factors, page 13

5.	We note your response to comment 2. Please revise your risk factors to include a discussion of how your video cards are susceptible to price volatility.

Response:

The Company has disclosed the risk factor.

We are at an early stage of development in our new business venture, page 13

6.	Please revise here and in your Prospectus Summary to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, related-party loans and total current liabilities.

Response:

The Company has revised the required sections of the prospectus.

Because our office and some assets are located outside of the United States, page 21

7.	We note your disclosure that some of your assets are located outside of the United States. Please specify whether any of your assets are located in the United States or revise as appropriate.

Response:

The Company has disclosed the information.

Use of Proceeds, page 29

8.	We note your disclosure on page 44 that the amount of money allocated to website enhancement ranges from USD 500 to USD 2,000. Please reconcile this disclosure with your allocation of $0 to website development if you sell 25% of your offered shares.

Response:

The Company has addressed the discrepancy.

Plan of Distribution

Terms of the Offering, page 32

9.	We note your disclosure that your executive officer and director may conduct investment presentations in the form of a roadshow at various investor conferences. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Company has not conducted any written communications to date.

Description of Business, page 40

10.	Please substantially revise your disclosure in this section to provide a full discussion of the general development of your business. In this regard, please discuss, as applicable:
•	The status of the development of your cloud rendering services;
•	The competitive business conditions you face, including your competitive position in the industry and methods of competition;
•	Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts;
•	The need for any governmental approval of principal products or services, and the status of such approval;
•	Effect of existing or probable governmental regulations on the business;
•	Costs and effects of compliance with environmental laws; and
•	The number of total employees and number of full-time employees you have. Refer to Item 101(h)(4) of Regulation S-K.

Response:

The Company has substantially revised its business description to address the SEC's requests. Our updated business description provides a comprehensive overview of our development, competitive position, intellectual property, governmental approval status, and employee count.

Cloud Rendering, page 41

11.	Please revise this section to describe what aspects of your mining business plan translate to the cloud rendering business plan. Indicate whether the equipment, services, software, or others items you acquired or entered into agreements to acquire will be utilized in cloud rendering.

Response:

The Company has disclosed the information.

Mining Operations, page 43

12.	We note your response to comment 26 and your revised disclosure. Please revise this section to update the status of your Equipment Purchase Agreement dated May 9, 2022 and Purchase Agreement dated August 26, 2022, indicating whether the terms of those agreements have been fulfilled. Also indicate whether this equipment is utilized for mining, cloud rendering, or both.

Response:

The Company has disclosed the information. The part of equipment has been put in use in August, 2023 and is utilized specifically for performing cloud rendering services.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

13.	We note your disclosure that you intend to generate revenue primarily through the sale of tariff plans for your cloud rendering services. Please discuss what tariff plans are, how they will be sold, to whom they will be sold, and the steps that must be taken to be able to generate revenue through such sales.

Response:

The Company has disclosed the information in the section Plan of Operations.

14.	We note that Mr. Rodin has advanced $30,000 and $394,879 to the company, which will be repaid from revenues of operations once generated. Please disclose such liabilities and the impact of such commitments in this section as appropriate. In addition, we note your disclosure on pages 44 and 45 that if you sell less than 25% of the projected amount of shares in this offering, funding for website enhancement, marketing & advertising, and capacity deployment will be provided to the company by Mr. Rodin. Please disclose the terms of the funding that would be provided by Mr. Rodin, including whether the funding would be in the form of a loan, and if so, the terms of the loan.

Response:

The Company has disclosed the information.

Liquidity and Capital Resources, page 47

15.	We note your disclosure that the estimated funds required for the next twelve-month period is approximately $15,000, which you expect to raise from the sale of your shares in this offering. Please clarify your business development plans for the next twelve-month period, whether you expect to generate revenue during this period, and the material cash requirements that will require the $15,000. Please also reconcile your disclosure that you expect to generate revenue "by the middle of 2024" or "approximately 10-12 months after the successful completion of [y]our Offering."

Response:

The Company has adjusted the appropriate section. The Company has reconciled the information elsewhere in the prospectus.

Recent Events, page 51

16. Please revise the date of your subsequent events assessment to reflect the appropriate date. In this regard, it appears that February 15, 2023 is a typographical error.

Response:

The Company has revised the information.

Transactions with Related Persons, Promoters and Certain Control Persons, page 59

17. Please file the loan agreement entered into on November 30, 2023 with Mr. Rodin as an exhibit to the registration statement.

Response:

The Company has filed Extension Agreement dated October 7, 2022 as Exhibit 10.4.

Notes to the Financial Statements

For the Year Ended May 31, 2023

3. Summary of Significant Accounting Policies

Foreign Currency, page F-6

18. We acknowledge your response to our comment 31, and your disclosure that "[g]ains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the statement." Please confirm for us that you have not recognized adjustments related to the translation of financial statements into your functional and reporting currency. Further, revise your disclosure to clarify in which statement your transaction gains and losses are reported.

Response:

The Company has revised Prospectus accordingly to reflect this information in Financial Statements as of May 30, 2023, and February 29, 2024.

Notes to the Financial Statements

For the Three and Six Months Ended November 30, 2023

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

19. Please revise your disclosure of revenue recognition policies to also reflect your current planned operations of cloud rendering services.

Response:

The Company has revised the information.

Depreciation, Amortization, and Capitalization, page F-11

20. Given your change in operations during the period ended November 30, 2023, please tell us how you considered the factors in ASC 360-10-35-21 through 22 in evaluating the mining equipment for recoverability and potential impairment of your long-lived assets.

Response:

The Company has revised the information.

GLOBAL-SMART.TECH

By:	/s/ Yehor Rodin
Yehor Rodin
President, Treasurer, Secretary and Director